Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

February 22, 2020

To:	To:
The Tel Aviv Stock Exchange Ltd.	Israel Securities Authority

Immediate Report - Decision in Hearing of Maximum Payments for Wholesale Services by Infrastructure Owner

Tel Aviv, Israel – February 22, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) provided an update today to Bezeq’s immediate report dated March 19, 2019 regarding the Israeli Minister of Communications’ hearing on the maximum payment for wholesale services by infrastructure owners. This matter had been further described in Section 2.16.1.8 in the chapter describing Bezeq’s business in Bezeq’s annual report for 2018, and in an update to that section in Bezeq’s quarterly report for the quarter ended September 30, 2019.

Further to those previous reports, Bezeq reported on February 22, 2020 that a decision has been made by the Minister of Communications to amend the Communications Regulations, 2014 (Telecommunication and Broadcasting) (Use of Public Network by Infrastructure Owners) (hereinafter referred to as the “Amendment” and the “Regulations”, respectively) as follows:

1.	The Amendment includes formulas for updating the maximum payments to which Bezeq is entitled in respect of the use of its network (BSA wholesale service) on January 1 of each year, from 2019 to 2022, and also states that the Minister of Communications will publish, on November 15 of each year, the demand forecast index, which is a component of the update formula. Demand indices for 2019 and 2020 were set out in the Minister’s statement, which was attached to the Minister’s decision.

The Amendment will apply retroactively as of January 1, 2019.

2.	It is further provided that upon the entry into effect of the Regulations, certain payment components will be reduced in a manner that offsets Bezeq with another licensee that consumed the services during the period between February 2017 (the date of the decision to update the maximum payments) and July 2018 (the date of update of the Regulations), until the completion of offsets for that period.

The update of maximum payments for 2019 and 2020 is expected to reduce Bezeq’s revenues relative to the revenues that would have been received based on the current rates at which the telecommunications market operated as of July 2018. It should be noted that the exact updated rates for 2019 and 2020 (formula results) have not yet been published and are expected to be published through an announcement by the director of the Ministry of Communications upon publication of the Regulations.

Bezeq does not anticipate that the Minister’s decision will have a material adverse effect on its results. It should be noted that with respect to the repayments arising from the retroactive application of the Amendment from early 2019, Bezeq’s books contain adequate provisions.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.